Exhibit 99.1

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities / person closely associated
a.	Name	Mr Julian Gangolli
2.	Reason for the notification
a.	Position/status	Director/President, US
b.	Initial notification /Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a.	Name	GW Pharmaceuticals PLC
b.	LEI
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	Ordinary shares of 0.1p each ISIN: GB0030544687
b.	Nature of the transaction	Exercise of share options to acquire ordinary shares.
c.	Price(s) and volume(s)	Price(s) Volume(s) 0.1p 38,016 Ordinary shares acquired pursuant to option exercise
d.	Aggregated information •Aggregated volume •Price	n/a
e.	Date of the transaction	8 September 2017
f.	Place of the transaction	London

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	Ordinary shares of 0.1p each and American Depositary Shares Ordinary Shares: ISIN: GB0030544687 American Depositary shares: ISIN: US36197T1034
b.	Nature of the transaction	Conversion of Ordinary shares into American Depositary Shares (12 to 1 conversion ratio)
c.	Price(s) and volume(s)	Price(s) Volume(s) - 1,510 ADS’s issued upon conversion of 18,120 Ordinary shares
d.	Aggregated information • Aggregated volume • Price	n/a
e.	Date of the transaction	11 September 2017
f.	Place of the transaction	New York
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	American Depositary Shares ISIN: 36197T1034
b.	Nature of the transaction	Sale of American Depositary shares
c.	Price(s) and volume(s)	Price(s) Volume(s) $108.43 1,510 ADS’s sold to cover taxes due on option exercise
d.	Aggregated information •Aggregated volume •Price	n/a

e.	Date of the transaction	11 September 2017
f.	Place of the transaction	Nasdaq, New York
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a.	Description of the Financial instrument, type of instrument Identification code	Ordinary Share and Restricted American Depositary Shares Ordinary Shares: ISIN: GB0030544687 Restricted American Depositary shares: ISIN: US36197T1372
b.	Nature of the transaction	Conversion of 19,896 Ordinary Shares arising from option exercise into 1,658 Restricted American Depositary shares (12 to 1 Conversion ratio), increasing Julian Gangolli’s closing shareholding to 2,241 Restricted ADSs.
c.	Price(s) and volume(s)	Price(s) Volume(s) - 1,658 Restricted ADSs issued upon conversion of 19,896 Ordinary Shares being retained
d.	Aggregated information •Aggregated volume •Price	n/a
e.	Date of the transaction	11 September 2017
f.	Place of the transaction	Nasdaq, New York